British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	May 31, 2001	01/10/15

ISSUER'S ADDRESS	185 - 10751 Shellbridge Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V6X 2W8	604-278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.terylresourcs.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John G. Robertson"	John G. Robertson	01/10/15
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Jennifer Lorette"	Jennifer Lorette	01/10/15
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TERYL RESOURCES CORP.
Quarterly Report to Shareholders for the Year Ended May 31, 2001

SCHEDULE “B” - SUPPLEMENTARY INFORMATION

1.	ANALYSIS OF EXPENSES AND DEFERRED COSTS:

	(a)	See Schedule “A” Consolidated Statement of Deferred Exploration and Development Expenditures and Note 7.

	(b)	See Schedule A – Consolidated Schedule of Administration Expenditures

2.	RELATED PARTY TRANSACTIONS:

Related Party	Nature of Transactions	Quarter	Year to Date

Companies related to the President of the Company	Management fees	$ 7,500	$ 30,000

	Secretarial & Rent	4,500	18,000

Vice President	Administration fees	Nil	3,015

Former Secretary	Consulting fees	Nil	1,965

3.	SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE YEAR:

	(a)	There were no securities issued during the year.

	(b)	Options granted during the year:

Date Granted	No. of Shares	Type	Name	Price	Expiry Date

Sept 12/00	1,000,000	Director’s	J. Robertson	$0.24	Sept 12/05
Oct 11/00	25,000	Employee’s	S Foster	$0.24	Oct 12/05

4.	SUMMARY OF SECURITIES AS AT MAY 31, 2001:

	(a)	See Note 12 to Schedule “A”.

	(b)	See Note 12 to Schedule “A”.

	(c)	See Note 12 to Schedule “A”.

	(d)	There are no shares subject to Escrow or Pooling agreements

5.	DIRECTORS AND OFFICERS AT OCTOBER 15, 2001:

List of Directors:	List of Officers:

John Robertson	John Robertson – President and Secretary

Jennifer Lorette	Jennifer Lorette – Vice President

Susanne Robertson	Susanne Robertson – Chief Financial Officer

TERYL RESOURCES CORP.
Quarterly Report to Shareholders for the Year Ended May 31, 2001

SCHEDULE “C” - MANAGEMENT DISCUSSION

Note: The following management discussion has been prepared as a summary of activities for the year ended May 31, 2001 and of significant subsequent events to the date of this report.

NATURE OF BUSINESS

The Company and its Subsidiary, Teryl, Inc., have several gold, silver and diamond properties in Canada and the United States.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks, Alaska mining district. The Gil joint venture, with Kinross Gold Corporation, is divided into two mineralized zones, the Main Gil and the North Gil, of which a total of 45,547 feet of drilling was completed last year (see news release dated November 29, 2000 for details).

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc. owns a 20% working interest and Kinross Gold has a 80% working interest in the Gil joint venture. Plans for the Gil claims in the 2002 year include the continuation of a detailed exploration plan to further this project.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims located in the Fairbanks Alaska mining district, which it has optioned to Kinross Gold. Kinross may earn a 70% interest in the claims over five years by making payments and conducting exploration. See Schedule “A” Note 7C.

Teryl has subsequently entered into an agreement with BHP Diamond, Inc. through its 40% interest in its subsidiary International Diamond Syndicate along with Major General and Southern Era Resources. BHP will perform specific exploration on the N.W. Territories claims (70,000 acres) to locate a kimberlite pipe. The International Diamond Syndicate has a 16% interest in the joint venture with Major General and Southern Era Resources.

The Company had a net income of $242,716 before administration expenses for a total of $68,843 net income for the year compared to $575,669 less in the previous year.

Please refer to the Notes to the audited annual consolidated financial statements for the year ended May 31, 2001 for a detailed presentation and explanation of the Company’s operations and financial condition.

Significant events and highlights

By news release dated March 13, 2001 the Company announced that the Company had completed an agreement with IBK Capital Corp. (“IBK”) to endeavor to raise $1,000,000 on terms and conditions acceptable to Teryl Resources Corp.

The funds will be used for further development on the Fairbanks, Alaska joint venture Gil gold mineral prospect and working capital

Subsequent Events

By news release dated June 12, 2001 the Company announced that an initial drilling program was to commence this month on the Gil joint venture gold prospect in the Fairbanks, Alaska mining division.

The Main and North Gil zones are reported to contain an estimated mineral resource of 10.0 million tons of 0.04 opt of gold totaling 400,000 ounces (see February 14, 2000 news release for details).

The Gil claims are adjacent to the Fort Knox deposit which is owned by our joint venture partner Kinross Gold Corporation (TSE: K; NYSE: KGC). Teryl Resources owns a 20% working interest and Kinross Gold owns an 80% working interest in the Gil joint venture property.

By news release dated June 14, 2001 the Company issued a progress report on the oil and gas wells located in Burleson, Texas by our operator Union Pacific.

The production for the Herrman Roy #4 well produced 1,419.70 barrels of oil and 6,129 MCF of gas from January to May of this year.

The Jancik #1 well produced 7,675.89 barrels of oil and 1,708 MCF of gas from January to May of this year.

The increase in production was due to a recent reworking of these wells.

Teryl Resources Corp. is currently negotiating and seeking additional oil and gas prospects for the near future.

By news release dated September 24, 2001 we announced that International Diamond Syndicate (40% owned by Teryl Resources Corp., 40% owned by Berkshire and 20% owned by Geodex) along with its partners Major General Resources and SouthernEra Resources Ltd. (collectively “MIS Group”) have optioned the Misty Lake property to BHP Diamonds. Negotiations over the past five months were successful because of the cooperation of all the participants.

The Misty Lake Property consisting of 35 claims covering about 71,600 acres is situated immediately to the south of the Mountain Province – De Beers Kennady Lake Project, about 300 kilometres east of Yellowknife, NWT, or 150 kilometres southeast of the Ekati Diamond Mine. De Beers is currently completing final evaluation of diamonds on four kimberlites on the Kennady Lake property to determine grade and value prior to a formal feasibility study.

BHP will immediately commence a detailed, helicopter borne magnetic-electromagnetic survey over the entire property. Previous work on the property has identified strong indicator mineral assemblages indicative of diamondiferous kimberlites.

The combined magnetic-EM surveys have not previously been flown over the Misty Lake Property. It is now well established in the NWT that some kimberlites respond to both geophysical techniques while others respond only to either magnetic or electromagnetic signals. It is believed that the four main Kennady Lake kimberlite pipes, which are located as close 20 Kilometres to the Misty Lake Property, were located using these techniques in combinations with anomalous till indicator minerals.

At the present time, the Misty Lake Property interests are SouthernEra Resources Ltd. 60%, Major General Resources Ltd. 24% and the International Diamond Syndicate 16%. BHP have the right to earn an incremental interest in the property under the following work schedule:

BHP will complete the detailed geophysical survey as soon as practicable at its cost. Once results are evaluated, BHP will select targets which it considers may be kimberlites for drill testing. BHP must then drill test up to at least 10 of these targets within a 2 year period from date of signing. If a kimberlite is encountered, BHP is immediately vested with a 35% interest in the property. BHP may increase its interest in the property to 51% if it completes 200 tonne mini-bulk test sample on any one kimberlite for diamond content and valuation.

The MIS Group understand that BHP have selected a suitable contractor and the helicopter borne geophysical survey is set to commence immediately.

A location map of the Misty Lake Property is available for viewing on Major General’s website www.majorgeneral.com